10026558

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
MAR 1 2010

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65336

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wolverine Execution Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 West Jackson Blvd; Suite 200
(No. and Street)

Chicago,	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judy Kula (312) 884-3724
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – *if individual, state last, first, middle name*)

209 West Jackson Blvd; Suite 404	Chicago,	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Judy Kula, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wolverine Execution Services, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn and subscribed to me on the 25th day of February, 2010.

Erica Tebo
Notary Public

Judy Kula
Signature

CFO
Title

Official Seal
Erica Tebo
Notary Public State of Illinois
Cook County
My Commission Expires
February 26, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD - SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Member
Wolverine Execution Services, LLC
Chicago, IL 60604

We have audited the accompanying statement of financial condition of Wolverine Execution Services, LLC as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Wolverine Execution Services, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

BRDooley & Assoc.
Bradford R. Dooley & Associates

Chicago, Illinois
February 25, 2010

WOLVERINE EXECUTION SERVICES, LLC
(An Illinois Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$	2,150,924
Receivable from clearing broker		26,020,883
Accounts receivable, (net of allowance For bad debt for $ 79,518)		2,930,141
Due from affiliates		78,480
Total assets	$	31,180,428

LIABILITES AND MEMBER'S EQUITY

Liabilities

Due to affiliates	$	436,197
Accounts payable and accrued liabilities		3,394,381
Total liabilities		3,830,578
Member's Equity		27,349,850
Total liabilities and member's equity	$	31,180,428

The accompanying notes to the financial statements are an integral part of this statement.

WOLVERINE EXECUTION SERVICES, LLC
(An Illinois Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

(1) Organization and Nature of Business

Wolverine Execution Services, LLC, (the "Company"), was organized under the State of Illinois Revised Limited Liability Company Act on July 19, 2001.

The Company is a registered broker/dealer and was approved as a member of the National Association of Securities Dealers, Inc. (NASD) in November of 2002. In July 2007, the NASD and the member regulation, enforcement and arbitration functions of the New York Stock Exchange merged to form the Financial Industry Regulatory Authority, Inc. ("FINRA"). In addition the Company was approved as a member of the National Futures Association (NFA) in September of 2003. The Company provides execution services for its Parent and other affiliates as well as retail and institutional customers. The Company is also a member of the Chicago Board Options Exchange, the International Securities Exchange, the Philadelphia Stock Exchange, NYSE Amex, NYSE Arca, the Chicago Stock Exchange, the Chicago Futures Exchange, the National Stock Exchange and the Boston Options Exchange and NASDAQ, NASDAQ OMX and BATS.

The Company is wholly owned subsidiary of Wolverine Trading, LLC. ("Parent").

(2) Summary of Significant Accounting Policies

Use of Estimates – The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents – The Company considers all highly liquid investments with an original maturity when purchased of three months or less to be cash equivalents.

Revenue Recognition – Brokerage commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Company Expenses – The Company is responsible for all regulatory fees and operating expenses. The Company is responsible for general administrative expenses such as office rent, equipment and bookkeeping services.

(2) Summary of Significant Accounting Policies (continued)

Income Taxes – The Company has elected to be treated as a partnership for federal and state income tax purposes. Consequently, no provision or credit has been recorded for Federal income taxes, as the Company's income (loss) is directly taxable to the individual members.

Management has evaluated the effects of adoption of FASB ASC 740, *Income Taxes* (formerly FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*) to the Company, and as of December 31, 2009, has determined no provision for income tax is required in the Company's financial statements. Uncertain tax positions are evaluated in accordance with FASB ASC 450, *Accounting for Contingencies* (formerly FASB Statement No. 5, *Accounting for Contingencies*) which requires the Company to record a liability for an estimated contingent loss if the information available indicates that it is probable that there is a tax liability incurred at the date of the financial statements, and the amount of the tax liability can be reasonably estimated. For the year ended December 31, 2009, management has determined that there are no material uncertain income tax positions.

(3) Receivable From and Equity with Other Brokers

Goldman Sachs Execution and Clearing Services, L.P. acts as the Clearing Broker for the Company under an agreement. Cash on deposit with the Clearing Broker, will satisfy margin requirements, if any.

In the event that a Clearing Broker becomes insolvent, recovery of the Company's funds may be limited to the equity capital of the respective Clearing Broker. In such an instance, the Company could incur losses to the extent that the recovered amount is less than the total cash and other property deposited with the Clearing Broker.

(4) Receivable and Payable to Affiliates

At December 31, 2009, the Company had borrowed $415,257 from Wolverine Trading Technologies, LLC, $20,940 from Wolverine Trading UK Limited, both of which are affiliated entities. The Company loaned $64,307 to its Parent, $13,602 to Wolverine Capital Markets, LLC and $572 to Wolverine Asset Management, LLC all of which are affiliated entities.

There is no interest expense provided on these unsecured advances and repayments are to be made at the discretion of the Parent and affiliate, as appropriate.

(4) Receivable and Payable to Affiliates (continued)

The Parent provides administrative support to the Company.

(5) Net Capital Requirements

The Company is a broker/dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $100,000 or 6 2/3% of aggregate indebtedness" whichever is greater, as these terms are defined. As of December 31, the Company had a net capital requirement of $255,372.

Adjusted net capital changes from day to day, but at December 31, 2009, the Company had adjusted and excess net capital of $ 26,461,861 and $ 26,206,489 respectively. The net capital rule may effectively restrict the withdrawal of capital.

(6) Subsequent Events

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through February 25, 2010, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

WOLVERINE EXECUTION SERVICES, LLC
(An Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

BRADFORD R. DOOLEY & ASSOCIATES
ACCOUNTANTS AND AUDITORS
209 WEST JACKSON BLVD.
CHICAGO, ILLINOIS 60606

WOLVERINE EXECUTION SERVICES, LLC
(An Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

(FILED PURSUANT TO RULE 17a-5(d)
UNDER THE SECURITIES EXCHANGE ACT OF 1934)

WOLVERINE EXECUTION SERVICES, LLC

SIPC SUPPLEMENTAL REPORT
DECEMBER 31, 2009

BRADFORD R. DOOLEY & ASSOCIATES
ACCOUNTANTS AND AUDITORS
209 WEST JACKSON BLVD.
CHICAGO, ILLINOIS 60606

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD - SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

To the Member
Wolverine Execution Services, LLC
175 West Jackson Blvd; Suite 200
Chicago, IL 60604

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Wolverine Execution Services, LLC (the Company) and the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants (AICPA). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective copies of checks or check stubs issued noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences [if applicable].

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bradford R. Dooley & Associates

Chicago, Illinois
February 25, 2010

WOLVERINE EXECUTION SERVICES, LLC
175 WEST JACKSON BLVD
SUITE 200
CHICAGO, IL 60604

SCHEDULE OF SIPC ASSESSMENT & PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

Date Paid	Description	SIPC Assessment
January 5, 2009	Minimum Payment	$ 150
July 29,2009	SIPC 6 from 4/01/09 - 6/30/09	12,560
February 25, 2010	SIPC 7T from 4/01/09 - 12/31/09	17,756
	Total Payments	$ 30,466
	Total Required Per SIPC 7T (4/01/09 through 12/31/09)	$ 30,466